EXHIBIT 99.1

Acasti Pharma Announces Annual Performance Grants of Stock Options, Amendment of Stock Option Plan and Issuance of Common Shares in Payment of Outstanding Interest under Debentures

LAVAL, Québec, July 02, 2018 (GLOBE NEWSWIRE) -- Acasti Pharma Inc. (“Acasti” or the “Company”) (NASDAQ:ACST) (TSX-V:ACST), today announced the grant of stock options to its employees, executives and directors, and that it has also elected to issue common shares to the holders of its outstanding convertible debentures in satisfaction of interest payable. The stock options were granted by the Board of Directors as part of the Company’s annual performance review in accordance with the Company’s Long-Term Incentive Program (LTIP).

Grant of Stock Options and Amendment of Stock Option Plan

An aggregate of 511,100 stock options were granted to employees, executives and directors of the Company under the Company’s stock option plan (the “Stock Option Plan”). Subject to the terms and conditions of the Stock Option Plan, options granted to directors will vest in equal quarterly installments over a period of 18 months and options granted to executives and employees will vest in equal quarterly installments over a period of 36 months. Each option will entitle the holder to purchase one common share of Acasti at a price of CDN $0.77, until July 2, 2028.

Subject to the approvals of the TSX Venture Exchange and of disinterested shareholders at the Company’s next annual and special meeting, the Board of Directors amended the Stock Option Plan in order to align the vesting terms with the Company’s revised compensation policies and increase the current limit of shares reserved for issuance under the plan, and also approved the grant of an additional aggregate amount of 1,412,423 stock options to certain officers and directors of the Company. Subject to the terms and conditions of the amended Stock Option Plan, options granted to directors will vest in equal quarterly installments over a period of 18 months and options granted to executives and employees will vest in equal quarterly installments over a period of 36 months. Each option will entitle the holder to purchase one common share of Acasti at a price of CDN $0.77, until July 2, 2028. Pursuant to the amendments, the limit of shares reserved for issuance under the amended Stock Option Plan was increased from 2,940,511, representing 20% of the issued and outstanding common shares of the Company as of March 31, 2017, to 7,325,612, representing 20% of the issued and outstanding common shares of the Company as of June 27, 2018.

Issuance of Common Shares in Satisfaction of Interest Payable

In accordance with the terms of its outstanding convertible debentures in the total aggregate principal amount of $2,000,000 issued on February 21, 2017 (the “Debentures”), the Company has elected to issue an aggregate of 51,807 common shares to the holders of the Debentures in satisfaction of an aggregate of $39,891.39 of interest payable to the holders of the Debentures, which was earned from April 1, 2018 through and payable as of June 30, 2018 (the “Interest Payment”). The common shares issuable for the Interest Payment are issuable at a price of CDN $0.77 per share, being the last closing price of the common shares on the TSX Venture Exchange before June 30, 2018. The settlement of the interest amount in common shares is subject to the Company receiving all necessary prior approvals from the TSX Venture Exchange. All amounts referenced are in Canadian dollars.

About Acasti Pharma

Acasti Pharma is a biopharmaceutical innovator advancing a potentially best-in-class cardiovascular drug, CaPre® (omega-3 phospholipid), for the treatment of hypertriglyceridemia, a chronic condition affecting an estimated one third of the U.S. population. Since its founding in 2008, Acasti Pharma has focused on addressing a critical market need for an effective, safe and well-absorbing omega-3 therapeutic that can make a positive impact on the major blood lipids associated with cardiovascular disease risk. The Company is developing CaPre in a Phase 3 clinical program in patients with severe hypertriglyceridemia, a market that includes 3 to 4 million patients in the U.S. The addressable market may expand significantly if omega-3s demonstrate long-term cardiovascular benefits in on-going outcomes studies (REDUCE-IT and STRENGTH). Acasti may need to conduct at least one additional clinical trial to expand CaPre’s indications to this segment.  Acasti’s strategy is to commercialize CaPre in the U.S. and the Company is pursuing development and distribution partnerships to market CaPre in major countries around the world. For more information, visit www.acastipharma.com.

Forward Looking Statements

Statements in this press release that are not statements of historical or current fact constitute “forward-looking information” within the meaning of Canadian securities laws and “forward-looking statements” within the meaning of U.S. federal securities laws (collectively, “forward-looking statements”). Such forward-looking statements involve known and unknown risks, uncertainties, and other unknown factors that could cause the actual results of Acasti to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. In addition to statements which explicitly describe such risks and uncertainties, readers are urged to consider statements labeled with the terms “believes,” “belief,” “expects,” “intends,” “anticipates,” “potential,” “should,” “may,” “will,” “plans,” “continue” or other similar expressions to be uncertain and forward-looking. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Forward-looking statements in this press release include, but are not limited to, information or statements about Acasti’s strategy, future operations, prospects and the plans of management; Acasti’s ability to conduct all required clinical and non-clinical trials for CaPre, including the timing and results of those trials; the timing and the outcome of licensing negotiations; CaPre’s potential to become the “best-in-class” cardiovascular drug for treating severe Hypertriglyceridemia (HTG), and, Acasti’s ability to fund its continued operations.

The forward-looking statements contained in this press release are expressly qualified in their entirety by this cautionary statement, the “Cautionary Note Regarding Forward-Looking Information” section contained in Acasti’s latest annual report on Form 20-F and most recent management’s discussion and analysis (MD&A), which are available on SEDAR at www.sedar.com, on EDGAR at www.sec.gov/edgar/shtml, and on the investor section of Acasti’s website at www.acastipharma.com. All forward-looking statements in this press release are made as of the date of this press release. Acasti does not undertake to update any such forward-looking statements whether as a result of new information, future events or otherwise, except as required by law. The forward-looking statements contained herein are also subject generally to assumptions and risks and uncertainties that are described from time to time in Acasti’s public securities filings with the Securities and Exchange Commission and the Canadian securities commissions, including Acasti’s latest annual report on Form 20-F and most recent MD&A.

Neither NASDAQ, the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Acasti Contact:
Jan D’Alvise
Chief Executive Officer
Tel:  450-686-4555
Email:  info@acastipharma.comwww.acastipharma.com

U.S. Contact:
Crescendo Communications, LLC
Tel:  212-671-1020
Email: ACST@crescendo-ir.com

Canada Contact:
Glen Akselrod / Bristol Capital Ltd.
Tel:  905-326-1888 ext 10
Email:  glen@bristolir.com